                                                    [VAN KAMPEN FUNDS INC. LOGO]

NEWS RELEASE     1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace, Illinois
                 60181-5555 o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                   VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST
                                       AND
                     VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
                        ANNOUNCE PROPOSED REORGANIZATION

         CHICAGO (June 30, 2005) -- Van Kampen Asset Management announced today that the Board of Trustees of each of Van Kampen Advantage Municipal Income Trust (NYSE/CHX: VKA) and Van Kampen Municipal Opportunity Trust (NYSE/CHX: VMO) approved a reorganization of VKA into VMO. The proposed reorganization will be presented for shareholder approval at a special meeting of shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $98 billion in assets under management or supervision, as of April 30, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus will be available after the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective by calling Van Kampen's Client Relations Department at
(800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc. All rights reserved. Member NASD/SIPC.